UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 12b-25
_______________________

NOTIFICATION OF LATE FILING

 Commission File Number 001-37548

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Welbilt, Inc.
(Full Name of Registrant)
N/A
(Former Name if Applicable)
 2227 Welbilt Boulevard
(Address of Principal Executive Office (Street and Number))
New Port Richey, Florida 34655
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Welbilt, Inc. (the “Company”) has experienced unexpected delays in the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the “Form 10-Q”) within the prescribed time period due to the circumstances described below. The delays could not be eliminated without unreasonable effort or expense.

As disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2018, the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2016 should no longer be relied upon because of prior period errors. The errors primarily relate to the computation of income taxes associated with intercompany distributions by foreign entities and intercompany obligations in accordance with underlying agreements. The Company intends to file an amended Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K/A”) to restate its consolidated financial statements as of and for the year ended December 31, 2016, and to revise its consolidated financial statements as of and for the years ended December 31, 2015 and 2017, in each case to reflect the correction of these tax errors. Additionally, the Company has reassessed the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures in light of the errors described above. The Company has determined that a material weakness relating to income taxes existed as of December 31, 2017 and through September 30, 2018, and therefore the Company’s internal control over financial reporting and disclosure controls and procedures for income taxes were ineffective. Accordingly, in the Form 10-K/A, the Company will restate management’s report on internal control over financial reporting and its evaluation of disclosure controls and procedures and will receive an adverse opinion on the internal control over financial reporting as of December 31, 2017 from PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.

The Company is working to prepare the Form 10-K/A and complete the restatement and revisions described above as soon as practicable and, therefore, is not able to complete its interim unaudited financial statements and file the Form 10-Q on or prior to the due date without unreasonable effort or expense. The Company currently expects that it will be able to conclude the remaining work in time to file the Form 10-Q within the five day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Haresh Shah	(727) 375-7010
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 5, 2018, the Company issued a press release announcing preliminary financial results for the quarter ended September 30, 2018. The Company also furnished these results to the Securities and Exchange Commission in a Current Report on Form 8−K dated November 5, 2018 (the “Form 8-K”). As disclosed in the Form 8-K, the Company’s results of operations for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017, were as follows: net sales increased 8.5%, net earnings decreased 12.7%, and diluted net earnings per share decreased 13.6%, in each case, based upon unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States. As described in Part III above, the Company is in the process of finalizing its financial results for the quarter ended September 30, 2018.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical fact are forward-looking statements. Certain of these forward-looking statements can be identified by the use of words such as "anticipates," "believes," "intends," "estimates," "targets," "expects," "could," "will," "may," "plans," "projects," "assumes," "should" or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this report are based on our current beliefs and expectations and speak only as of the date of this report. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to, those risks, uncertainties and factors described in our filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the date of this report to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Welbilt, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2018	By	/s/ Haresh Shah
Haresh Shah
Executive Vice President and Chief Financial Officer